EASTMAIN RESOURCES INC.
56 Temperance Street, 4th Floor, Toronto, Ontario, M5H 3V5.
Tel: (416) 361-0737
Fax: (416) 361-0923

02028574

March 28, 2001

SUPPL



Securities & Exchange Commission
450 - 5 Street, N.W., Room 3094 (3-6)
Washington, D.C., USA. 20549

**Attention: Office of Application & Report Services**

Dear Sirs:

**Re: Exemption No. 82-4421**

Please find enclosed two(2) copies of the Unaudited Interim Financial Statements for the second quarter ending January 31st, 2002.

If you have any questions with regard to the foregoing, please do not hesitate to contact the undersigned.

Yours truly,

**EASTMAIN RESOURCES INC.**



Per: J. Allan Ringler

JAR/cd

Encl.

dlw 4/23

# EASTMAIN

## Eastmain Resourcés Inc.
## SECOND QUARTERLY REPORT
FOR THE PERIOD ENDING JANUARY 31, 2002

**Highlights**

- **Clearwater Project** – inferred and indicated resource increased by 32% to 1,482,565 tonnes grading 7.62 grams gold per tonne. Metallurgical sampling confirms high gold recoveries from gravity and conventional extraction techniques.
- **Abitibi Extension** – 2,000-metre diamond drill program to test gold and base metal targets
- **Plummer Additional** – Corporation acquires Iron Oxide Copper Gold Project from Phelps Dodge
- **Financial** – CMP 2001 II Resource Fund completes $500,000 placement to finance drilling at Clearwater

**Clearwater Project, Quebec**

SOQUEM reported a 32% increase in the inferred and indicated resource at Clearwater to 1,482,565 tonnes grading 7.62 grams gold per tonne (0.22 ounces per ton). The deposit includes an indicated resource of 973,000 tonnes grading 9.62 grams gold per tonne (0.28 ounces per ton). This estimate represents a 28% increase in total contained gold to 363,000 ounces from 2001 and an 82% increase since 1999.

Metallurgical testing was completed on the JQ, P, R and V16 veins from the Eau Claire gold deposit. The study confirmed that recoverable gold using both gravity and conventional extraction techniques is excellent. Gold occurs in each of the veins as fine particles, ranging in size from 25 to 50 microns. Grinding tests indicate that the ores could be processed with a standard mill configuration. The average grades of the composite samples from the four veins, which range from 19.2 to 53.0 grams gold per tonne and 2.5 to 15.8 grams silver per tonne, are consistent with SOQUEM's surface channel sample determinations. The average specific gravity determined for the veins varied from 2.85 to 2.99 tonnes/m$^3$. Previous resource calculations assumed a lower specific gravity resulting in a smaller tonnage estimate for each vein.

Conventional cyanidation extraction methods verified excellent gold and silver recoveries ranging from 95.7 to 98.6% and 87.0 to 91.8% respectively. Preliminary tests using only a Knelson gravity concentrator yielded gold recoveries ranging from 60 to 80%. These early stage metallurgical results indicate that high gold recoveries can be expected from the Eau Claire deposit using conventional milling techniques.

Hydro Quebec announced that construction of its Eastmain-1 hydroelectric project would begin this year. The project includes building a dam and reservoir immediately south of the Eau Claire Gold deposit. Road construction to Eau Claire project area is expected to begin as early as May 2002. Accommodation and support facilities as well as a temporary transmission line will be installed near the Clearwater Project. This new infrastructure will greatly enhance the economics of our project and reduce future exploration and development costs.

Surface stripping and drilling at Eau Claire will continue by early summer. Eastmain has proposed a minimum $500,000 exploration program.

**Abitibi Extension Project, Ontario**

Drill testing of up to 15 first priority airborne electromagnetic (EM) targets has begun on the North French and Chabbie Lake claim blocks. Fifty-six EM anomalies were detected at North French using a high-powered multi-coil system contracted by BHP Minerals. Fifteen targets were outlined with the same system at Chabbie Lake. Quaterra Resources has funded $830,000 of $1.53 million, to earn a 50% interest in the project. Eastmain is the project operator.

**Plummer Additional Project, Ontario**

Eastmain acquired an option to earn 100% interest in this Iron Oxide-Copper-Gold project located near Bruce Mines, Ontario. The project was selected due to its similarities with the world class Olympic Dam ore body in Australia. Olympic Dam is the fifth largest copper resource in the world and the second largest uranium producer. The Company is seeking a partner to explore this project.

**Financial**

As at January 31, 2001 the working capital of the Corporation was $937,909. Eastmain has contributed $506,807 in deferred exploration expenditures on the Railroad and Clearwater Projects. Revenue for the six-month period was $53,909 while operating expenses totaled $127,324. The Company raised $500,000 in a private placement from CMP 2001 II Resource Fund during the period.

Donald J. Robinson,
President and Chief Executive Officer
March 28, 2002

# EASTMAIN RESOURCES INC.

Balance Sheets (Prepared by Management)

| | January 31, 2002 (Unaudited) | July 31, 2001 (Audited) |
|---|---|---|
| **Assets** | | |
| Current assets | | |
| Cash and cash equivalents | $ 762,731 | $ 588,379 |
| Marketable securities | 166,125 | 226,203 |
| Prepaid and sundry receivables | 9,053 | 36,938 |
| | 937,909 | 851,520 |
| Capital assets | 4,121 | 4,605 |
| Mining properties | 872,821 | 807,396 |
| Deferred exploration expenditures | 6,152,467 | 5,895,660 |
| | $ 7,967,318 | $ 7,559,181 |
| **Liabilities and Shareholders' Equity** | | |
| Current Liabilities | | |
| Accounts payable and accrued liabilities | $ 109,038 | $ 148,437 |
| Shareholders' equity | | |
| Capital stock | | |
| Authorized | | |
| Unlimited common shares | | |
| Issued | | |
| Common shares (Note 2) | 10,332,338 | 9,822,338 |
| Deficit | (2,474,058) | (2,411,594) |
| | 7,858,280 | 7,410,744 |
| | $ 7,967,318 | $ 7,559,181 |

# EASTMAIN RESOURCES INC.

Statements of Operations and Deficit (Prepared by Management)
(Unaudited)

| | Three Months Ended January 31, 2002 | Three Months Ended January 31, 2001 | Six Months Ended January 31, 2002 | Six Months Ended January 31, 2001 |
|---|---|---|---|---|
| Revenue | | | | |
| Interest and dividends | $ 5,014 | $ 3,909 | $ 13,644 | $ 17,364 |
| Management fees | 3,530 | 2,101 | 40,265 | 14,357 |
| | 8,544 | 6,010 | 53,909 | 31,721 |
| Expenses | | | | |
| Amortization | 242 | 2,013 | 484 | 4,025 |
| General and administration | 98,399 | 43,643 | 126,840 | 72,223 |
| | 98,641 | 45,656 | 127,324 | 76,248 |
| Loss for the period before the following | (90,097) | (39,646) | (73,415) | (44,527) |
| Gain (loss) on sale - marketable securities | 11,556 | (131,429) | 10,951 | (131,429) |
| Loss for the period | (78,541) | (171,075) | (62,464) | (175,956) |
| DEFICIT, beginning of period | (2,395,517) | (2,239,457) | (2,411,594) | (2,234,576) |
| DEFICIT, end of period | $ (2,474,058) | $ (2,410,532) | $ (2,474,058) | $ (2,410,532) |
| Loss per share (Note 5) | $ (0.004) | $ (0.002) | $ (0.003) | $ (0.002) |

# EASTMAIN RESOURCES INC.

Statements of Cash Flows (Prepared by Management)
(Unaudited)

| | Three Months Ended January 31, 2002 | Three Months Ended January 31, 2001 | Six Months Ended January 31, 2002 | Six Months Ended January 31, 2001 |
|---|---|---|---|---|
| Cash provided by (used in) | | | | |
| OPERATING ACTIVITIES | | | | |
| Loss for the period | $ (78,541) | $ (171,075) | $ (62,464) | $ (175,956) |
| Less: Adjustments not affecting cash | | | | |
| Amortization | 242 | 2,013 | 484 | 4,025 |
| Loss (gain) on sale of marketable securities | (11,556) | 131,429 | (10,951) | 131,429 |
| Changes in non-cash working capital items | 80,353 | 4,850 | (11,514) | (79,445) |
| | (9,502) | (32,783) | (84,445) | (119,947) |
| FINANCING ACTIVITIES | | | | |
| Issue of common shares | 510,000 | 1,207,400 | 510,000 | 1,207,400 |
| INVESTING ACTIVITIES | | | | |
| Acquisition of mining claims | (79,763) | (7,318) | (65,425) | (10,765) |
| Deferred exploration expenditures | (71,030) | (232,636) | (506,807) | (345,132) |
| Funding from joint venture partner | 100,000 | - | 250,000 | - |
| Net sale (purchase) of marketable securities | 50,556 | 135,071 | 71,029 | 135,071 |
| | (237) | (104,883) | (251,203) | (220,826) |
| Change in cash | 500,261 | 1,069,734 | 174,352 | 866,627 |
| Cash and cash equivalents, beginning of period | 262,470 | 39,867 | 588,379 | 242,974 |
| Cash and cash equivalents, end of period | $ 762,731 | $ 1,109,601 | $ 762,731 | $ 1,109,601 |

# EASTMAIN RESOURCES INC.

Notes to Financial Statements (Prepared by Management)
Six Months Ended January 31, 2002
(Unaudited)

1. ACCOUNTING POLICIES

The management of Eastmain Resources Inc. (the "Company") have prepared these financial statements in accordance with Canadian generally accepted accounting principles. These statements should be read in conjunction with the audited financial statements for the year ended July 31, 2001. These statements follow the same accounting policies as the July 31, 2001 audited financial statements.

In the opinion of management, all adjustments considered necessary for fair presentation have been included in these financial statements. Operating results for the six months ended January 31, 2002 are not indicative of the results that may be expected for the full year ending July 31, 2002.

2. CAPITAL STOCK

As of January 31, 2002, the following were the shares issued and outstanding:

| | Shares | Amount |
|---|---|---|
| Balance, July 31, 2001 | 20,334,469 | $ 9,822,338 |
| Flow-through private placement | 2,160,000 | 540,000 |
| Cost of issue | - | (30,000) |
| Balance, January 31, 2002 | 22,494,469 | $ 10,332,338 |

3. STOCK OPTIONS

As at January 31, 2002, the Company had the following stock options outstanding:

| NUMBER OF OPTIONS | EXERCISE PRICE ($) | EXPIRY DATE |
|---|---|---|
| 395,000 | 0.65 | August 13, 2002 |
| 100,000 | 0.25 | March 25, 2003 |
| 50,000 | 0.30 | May 19, 2003 |
| 825,000 | 0.36 | February 4, 2005 |
| 100,000 | 0.34 | May 2006 |
| 1,470,000 | | |

4. WARRANTS

As at January 31, 2002, the Company had the following warrants outstanding:

| NUMBER OF WARRANTS | EXERCISE PRICE ($) | EXPIRY DATE |
|---|---|---|
| 500,000 | 0.80 | November 2002 |
| 375,000 | 0.45 | June 2002 |
| 200,000 | 0.25 | December 2003 |
| 1,075,000 | | |

5. LOSS PER SHARE

The loss per share figures are calculated using the weighted monthly average number of common shares outstanding during the period. Fully diluted loss per share considered the dilutive impact of the conversion of outstanding stock options and warrants as if the events had occurred at the beginning of the year. For the periods presented, this calculation proved to be anti-dilutive.

6. INCOME TAXES

The estimated taxable income for the period is nil. Based upon the level of historical taxable income, it cannot be reasonably determined if the Company will realize the benefits from future income tax assets or the amounts owing from future income tax liabilities. Consequently, the future recovery or loss arising from differences in tax values and accounting values have been reduced by an equivalent estimated taxable temporary difference valuation allowance. This estimated taxable temporary difference valuation allowance will be adjusted in the period that it can be determined that it is more likely than not that some or all of the future tax assets or future tax liabilities will be realized.

For further information about the Company's losses for tax purposes, refer to the audited July 31, 2001 financial statements. The benefits for these losses and the estimated loss for the period are not recognized in these financial statements.

# EASTMAIN

## Eastmain Resources Inc.
### SECOND QUARTERLY REPORT
FOR THE PERIOD ENDING JANUARY 31, 2002

**Highlights**

- **Clearwater Project** – inferred and indicated resource increased by 32% to 1,482,565 tonnes grading 7.62 grams gold per tonne. Metallurgical sampling confirms high gold recoveries from gravity and conventional extraction techniques.
- **Abitibi Extension** – 2,000-metre diamond drill program to test gold and base metal targets
- **Plummer Additional** – Corporation acquires Iron Oxide Copper Gold Project from Phelps Dodge
- **Financial** – CMP 2001 II Resource Fund completes $500,000 placement to finance drilling at Clearwater

**Clearwater Project, Quebec**

SOQUEM reported a 32% increase in the inferred and indicated resource at Clearwater to 1,482,565 tonnes grading 7.62 grams gold per tonne (0.22 ounces per ton). The deposit includes an indicated resource of 973,000 tonnes grading 9.62 grams gold per tonne (0.28 ounces per ton). This estimate represents a 28% increase in total contained gold to 363,000 ounces from 2001 and an 82% increase since 1999.

Metallurgical testing was completed on the JQ, P, R and V16 veins from the Eau Claire gold deposit. The study confirmed that recoverable gold using both gravity and conventional extraction techniques is excellent. Gold occurs in each of the veins as fine particles, ranging in size from 25 to 50 microns. Grinding tests indicate that the ores could be processed with a standard mill configuration. The average grades of the composite samples from the four veins, which range from 19.2 to 53.0 grams gold per tonne and 2.5 to 15.8 grams silver per tonne, are consistent with SOQUEM's surface channel sample determinations. The average specific gravity determined for the veins varied from 2.85 to 2.99 tonnes/$m^3$. Previous resource calculations assumed a lower specific gravity resulting in a smaller tonnage estimate for each vein.

Conventional cyanidation extraction methods verified excellent gold and silver recoveries ranging from 95.7 to 98.6% and 87.0 to 91.8% respectively. Preliminary tests using only a Knelson gravity concentrator yielded gold recoveries ranging from 60 to 80%. These early stage metallurgical results indicate that high gold recoveries can be expected from the Eau Claire deposit using conventional milling techniques.

Hydro Quebec announced that construction of its Eastmain-1 hydroelectric project would begin this year. The project includes building a dam and reservoir immediately south of the Eau Claire Gold deposit. Road construction to Eau Claire project area is expected to begin as early as May 2002. Accommodation and support facilities as well as a temporary transmission line will be installed near the Clearwater Project. This new infrastructure will greatly enhance the economics of our project and reduce future exploration and development costs.

Surface stripping and drilling at Eau Claire will continue by early summer. Eastmain has proposed a minimum $500,000 exploration program.

**Abitibi Extension Project, Ontario**

Drill testing of up to 15 first priority airborne electromagnetic (EM) targets has begun on the North French and Chabbie Lake claim blocks. Fifty-six EM anomalies were detected at North French using a high-powered multi-coil system contracted by BHP Minerals. Fifteen targets were outlined with the same system at Chabbie Lake. Quaterra Resources has funded $830,000 of $1.53 million, to earn a 50% interest in the project. Eastmain is the project operator.

**Plummer Additional Project, Ontario**

Eastmain acquired an option to earn 100% interest in this Iron Oxide-Copper-Gold project located near Bruce Mines, Ontario. The project was selected due to its similarities with the world class Olympic Dam ore body in Australia. Olympic Dam is the fifth largest copper resource in the world and the second largest uranium producer. The Company is seeking a partner to explore this project.

**Financial**

As at January 31, 2001 the working capital of the Corporation was $937,909. Eastmain has contributed $506,807 in deferred exploration expenditures on the Railroad and Clearwater Projects. Revenue for the six-month period was $53,909 while operating expenses totaled $127,324. The Company raised $500,000 in a private placement from CMP 2001 II Resource Fund during the period.

Donald J. Robinson,
President and Chief Executive Officer
March 28, 2002

# EASTMAIN RESOURCES INC.

Balance Sheets (Prepared by Management)

| | January 31, 2002 (Unaudited) | July 31, 2001 (Audited) |
|---|---|---|
| **Assets** | | |
| Current assets | | |
| Cash and cash equivalents | $ 762,731 | $ 588,379 |
| Marketable securities | 166,125 | 226,203 |
| Prepaid and sundry receivables | 9,053 | 36,938 |
| | 937,909 | 851,520 |
| Capital assets | 4,121 | 4,605 |
| Mining properties | 872,821 | 807,396 |
| Deferred exploration expenditures | 6,152,467 | 5,895,660 |
| | $ 7,967,318 | $ 7,559,181 |
| **Liabilities and Shareholders' Equity** | | |
| Current Liabilities | | |
| Accounts payable and accrued liabilities | $ 109,038 | $ 148,437 |
| Shareholders' equity | | |
| Capital stock | | |
| Authorized | | |
| Unlimited common shares | | |
| Issued | | |
| Common shares (Note 2) | 10,332,338 | 9,822,338 |
| Deficit | (2,474,058) | (2,411,594) |
| | 7,858,280 | 7,410,744 |
| | $ 7,967,318 | $ 7,559,181 |

# EASTMAIN RESOURCES INC.

Statements of Operations and Deficit (Prepared by Management)
(Unaudited)

| | Three Months Ended January 31, 2002 | Three Months Ended January 31, 2001 | Six Months Ended January 31, 2002 | Six Months Ended January 31, 2001 |
|---|---|---|---|---|
| Revenue | | | | |
| Interest and dividends | $ 5,014 | $ 3,909 | $ 13,644 | $ 17,364 |
| Management fees | 3,530 | 2,101 | 40,265 | 14,357 |
| | 8,544 | 6,010 | 53,909 | 31,721 |
| Expenses | | | | |
| Amortization | 242 | 2,013 | 484 | 4,025 |
| General and administration | 98,399 | 43,643 | 126,840 | 72,223 |
| | 98,641 | 45,656 | 127,324 | 76,248 |
| Loss for the period before the following | (90,097) | (39,646) | (73,415) | (44,527) |
| Gain (loss) on sale - marketable securities | 11,556 | (131,429) | 10,951 | (131,429) |
| Loss for the period | (78,541) | (171,075) | (62,464) | (175,956) |
| DEFICIT, beginning of period | (2,395,517) | (2,239,457) | (2,411,594) | (2,234,576) |
| DEFICIT, end of period | $ (2,474,058) | $ (2,410,532) | $ (2,474,058) | $ (2,410,532) |
| Loss per share (Note 5) | $ (0.004) | $ (0.002) | $ (0.003) | $ (0.002) |

# EASTMAIN RESOURCES INC.

Statements of Cash Flows (Prepared by Management)
(Unaudited)

| | Three Months Ended January 31, 2002 | Three Months Ended January 31, 2001 | Six Months Ended January 31, 2002 | Six Months Ended January 31, 2001 |
|---|---|---|---|---|
| Cash provided by (used in) | | | | |
| OPERATING ACTIVITIES | | | | |
| Loss for the period | $ (78,541) | $ (171,075) | $ (62,464) | $ (175,956) |
| Less: Adjustments not affecting cash | | | | |
| Amortization | 242 | 2,013 | 484 | 4,025 |
| Loss (gain) on sale of marketable securities | (11,556) | 131,429 | (10,951) | 131,429 |
| Changes in non-cash working capital items | 80,353 | 4,850 | (11,514) | (79,445) |
| | (9,502) | (32,783) | (84,445) | (119,947) |
| FINANCING ACTIVITIES | | | | |
| Issue of common shares | 510,000 | 1,207,400 | 510,000 | 1,207,400 |
| INVESTING ACTIVITIES | | | | |
| Acquisition of mining claims | (79,763) | (7,318) | (65,425) | (10,765) |
| Deferred exploration expenditures | (71,030) | (232,636) | (506,807) | (345,132) |
| Funding from joint venture partner | 100,000 | - | 250,000 | - |
| Net sale (purchase) of marketable securities | 50,556 | 135,071 | 71,029 | 135,071 |
| | (237) | (104,883) | (251,203) | (220,826) |
| Change in cash | 500,261 | 1,069,734 | 174,352 | 866,627 |
| Cash and cash equivalents, beginning of period | 262,470 | 39,867 | 588,379 | 242,974 |
| Cash and cash equivalents, end of period | $ 762,731 | $ 1,109,601 | $ 762,731 | $ 1,109,601 |

# EASTMAIN RESOURCES INC.

Notes to Financial Statements (Prepared by Management)
Six Months Ended January 31, 2002
(Unaudited)

1. ACCOUNTING POLICIES.

The management of Eastmain Resources Inc. (the "Company") have prepared these financial statements in accordance with Canadian generally accepted accounting principles. These statements should be read in conjunction with the audited financial statements for the year ended July 31, 2001. These statements follow the same accounting policies as the July 31, 2001 audited financial statements.

In the opinion of management, all adjustments considered necessary for fair presentation have been included in these financial statements. Operating results for the six months ended January 31, 2002 are not indicative of the results that may be expected for the full year ending July 31, 2002.

2. CAPITAL STOCK

As of January 31, 2002, the following were the shares issued and outstanding:

| | Shares | Amount |
|---|---|---|
| Balance, July 31, 2001 | 20,334,469 | $ 9,822,338 |
| Flow-through private placement | 2,160,000 | 540,000 |
| Cost of issue | - | (30,000) |
| Balance, January 31, 2002 | 22,494,469 | $ 10,332,338 |

3. STOCK OPTIONS

As at January 31, 2002, the Company had the following stock options outstanding:

| NUMBER OF OPTIONS | EXERCISE PRICE ($) | EXPIRY DATE |
|---|---|---|
| 395,000 | 0.65 | August 13, 2002 |
| 100,000 | 0.25 | March 25, 2003 |
| 50,000 | 0.30 | May 19, 2003 |
| 825,000 | 0.36 | February 4, 2005 |
| 100,000 | 0.34 | May 2006 |
| 1,470,000 | | |

4. WARRANTS

As at January 31, 2002, the Company had the following warrants outstanding:

| NUMBER OF WARRANTS | EXERCISE PRICE ($) | EXPIRY DATE |
|---|---|---|
| 500,000 | 0.80 | November 2002 |
| 375,000 | 0.45 | June 2002 |
| 200,000 | 0.25 | December 2003 |
| 1,075,000 | | |

## 5. LOSS PER SHARE

The loss per share figures are calculated using the weighted monthly average number of common shares outstanding during the period. Fully diluted loss per share considered the dilutive impact of the conversion of outstanding stock options and warrants as if the events had occurred at the beginning of the year. For the periods presented, this calculation proved to be anti-dilutive.

## 6. INCOME TAXES

The estimated taxable income for the period is nil. Based upon the level of historical taxable income, it cannot be reasonably determined if the Company will realize the benefits from future income tax assets or the amounts owing from future income tax liabilities. Consequently, the future recovery or loss arising from differences in tax values and accounting values have been reduced by an equivalent estimated taxable temporary difference valuation allowance. This estimated taxable temporary difference valuation allowance will be adjusted in the period that it can be determined that it is more likely than not that some or all of the future tax assets or future tax liabilities will be realized.

For further information about the Company's losses for tax purposes, refer to the audited July 31, 2001 financial statements. The benefits for these losses and the estimated loss for the period are not recognized in these financial statements.